Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED
Representative: Takashi Shoda, President and Representative Director
(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)
Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,
Corporate Communications Department
Telephone: +81-3-6225-1126

Establishment of the Healthcare Company

DAIICHI SANKYO HEALTHCARE CO., LTD.

Tokyo, November 25, 2005 – DAIICHI SANKYO COMPANY, LIMITED (Headquarters: Tokyo; President: Takashi Shoda) announced today that its 100% subsidiaries, Sankyo Company, Limited (hereafter, Sankyo; Headquarters: Tokyo; President: Yasuhiro Ikegami) and Daiichi Pharmaceutical Co., Ltd. (hereafter, Daiichi Pharmaceutical; Headquarters: Tokyo, President: Kiyoshi Morita), will establish a new company “DAIICHI SANKYO HEALTHCARE CO., LTD.” to integrate the healthcare businesses of both companies.

After the new company is established around December 15 this year, an agreement to separate the healthcare businesses of Sankyo and Daiichi Pharmaceutical for transfer to the new company will be concluded on December 22. The new company is expected to commence business in April 2006. Information on the business plans and profile of the new company will be released after the separation agreement is concluded.

An April 2007 target has been set for the integration of the ethical drugs businesses of Sankyo and Daiichi Pharmaceutical.

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Company Profile

Company name	DAIICHI SANKYO HEALTHCARE CO., LTD.

Directors and Corporate Auditor

President and Representative Director

        Moriya Ideguchi (General Manager, Healthcare Division, Sankyo)

Vice president and Director

        Yuichi Kano (Director, OTC Division, Daiichi Pharmaceutical)

Director

        Hidetoshi Imaizumi (Managing Director, Daiichi Pharmaceutical)

Corporate Auditor

        Hisao Koshino (Member of the Board, Sankyo Pharma Inc.)

Main business lines	Manufacture and sale of drugs, quasi drugs, cosmetics, medical devices, food, and beverage, among others

Capital	10 million yen (scheduled for increase after business transfer)

Future Schedule

December 15	New company establishment

December 22	Conclusion of separation agreement

Mid January	New company extraordinary shareholders meeting

April	Start of new company business

Sankyo and Daiichi Pharmaceutical’s Healthcare Business Sales (Fiscal 2004)

Sankyo	Daiichi Pharmaceutical
19.4 billion yen	10.2 billion yen

Main Healthcare Products of Sankyo and Daiichi Pharmaceutical

Sankyo	Daiichi Pharmaceutical
Lulu (cold remedy)	Karoyan (hair growth agents)
Shin-Sankyo Ichoyaku (gastrointestinal drug)	Patecs (anti-inflammatory analgesic for external use)
Regain (pick-me-up drinks)	Cystina (vitamin complex)
Lamisil AT (athlete’s foot medicine)	Senlock (gastrointestinal drug)
Viton Hi (vitamin complex)